================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 37)

                                 --------------

                              LIMITED BRANDS, INC.
                                (Name of Issuer)


    Common Stock, $0.50 Par Value                     532716-10-7
---------------------------------------  ---------------------------------------
    (Title of class of securities)                   (CUSIP number)


                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                December 21, 2009
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



================================================================================

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 2
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Leslie H. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:         26,958,936
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       28,630,692
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:    28,318,371
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  28,630,692

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  56,949,063

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.6%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       2

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                   13D                     Page 3
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Abigail S. Wexner

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       OO
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              United States
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            -0-
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:       11,963,293
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       -0-
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:  11,963,293

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  11,963,293

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [x]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.7%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   IN

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       3

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 4
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Wexner Personal Holdings Corporation

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Delaware
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         4,892,608
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           4,892,608
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.5%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   CO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       4

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 5
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   The Concierge Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              Ohio
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         168,561
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           168,561
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  168,561

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  <0.1%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------
      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       5

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 6
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Whitebarn GRAT

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         126,501
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           126,501
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   126,501

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   <0.1%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       6

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 7
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Acorn Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            2,202,953
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       2,202,953
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  2,202,953

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.7%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       7

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 8
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         Cyprus Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            5,000,000
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       5,000,000
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  5,000,000

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.6%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       8

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 9
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:   Dogwood Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [_]
          PURSUANT TO ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
    NUMBER OF      7   SOLE VOTING POWER:         5,000,000
     SHARES
                  -----------------------------------------------------------------------
  BENEFICIALLY     8   SHARED VOTING POWER:       -0-
    OWNED BY
                  -----------------------------------------------------------------------
      EACH         9   SOLE DISPOSITIVE           5,000,000
    REPORTING          POWER:
                  -----------------------------------------------------------------------
   PERSON WITH     10  SHARED DISPOSITIVE         -0-
                       POWER:
-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   5,000,000

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.6%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO
-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       9

--------------------------------------         ------------------------------------------
CUSIP No. 532716-10-7                    13D                     Page 10
--------------------------------------         ------------------------------------------

-----------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:         The Linden Trust

-----------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                      (a) [_]
                                                                                 (b) [x]
-----------------------------------------------------------------------------------------
    3     SEC USE ONLY

-----------------------------------------------------------------------------------------
    4     SOURCE OF       N/A
          FUNDS:

-----------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO       [_]
          ITEM 2(d) OR 2(e):
-----------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF              New York
          ORGANIZATION:

-----------------------------------------------------------------------------------------
   NUMBER OF     7  SOLE VOTING POWER:            9,464,446
    SHARES
                -------------------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER:          -0-
   OWNED BY
                -------------------------------------------------------------------------
     EACH        9  SOLE DISPOSITIVE POWER:       9,464,446
   REPORTING
                -------------------------------------------------------------------------
  PERSON WITH   10  SHARED DISPOSITIVE POWER:     -0-

-----------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  9,464,446

-----------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN             [_]
          SHARES:

-----------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.9%

-----------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON:   OO

-----------------------------------------------------------------------------------------

      SEE INSTRUCTIONS BEFORE FILLING OUT!


            This Amendment No. 37 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 36 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, The Concierge Trust, Whitebarn GRAT, The Acorn Trust, Cyprus Trust, Dogwood Trust, and The Linden Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 2.  Identity and background.
         -----------------------

            Item 2 is amended as follows:

            Trust Four Hundred (400) (as successor to Trust 400), The Acorn Trust, Cyprus Trust, Dogwood Trust, and The Linden Trust are trusts organized under the laws of New York. The principal business of each trust is investments, and the principal business address of each trust is 8000 Walton Parkway, New Albany, Ohio 43054. Leslie H. Wexner and Dennis S. Hersch are the trustees of The Acorn Trust and Cyprus Trust. Abigail S. Wexner and Dennis S. Hersch are the trustees of Trust Four Hundred (400) and Dogwood Trust. Dennis Hersch is the trustee of The Linden Trust. During the last five years neither Trust Four Hundred (400), The Acorn Trust, Cyprus Trust, Dogwood Trust, or The Linden Trust nor Leslie S. Wexner, Abigail S. Wexner or Dennis S. Hersch has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Other information required by Item 2 of Schedule 13D with respect to Leslie H. Wexner, Abigail S. Wexner, and Dennis S. Hersch has been reported previously.

            Trust 600, Issue Trust, R.H.R.E.I. Trust, The Family Trust, Trust 400, and Trust Four Hundred (400) each have ceased to be a Purchaser since each no longer beneficially owns any shares of Common Stock.

            An agreement among the Purchasers with respect to the filing of this statement is attached hereto as Exhibit 1.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

            Item 3 is amended as follows:

            Items 5(c) and 6 of this Amendment No. 37 to Schedule 13D are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

            (a) The responses of the Purchasers to Rows (11) through (13) of the cover pages of this Amendment No. 37 are incorporated herein by reference. As of December 22, 2009, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 322,290,513, being based on the number of shares outstanding as of November 27, 2009 as reported in the Company's

Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2009), as determined in accordance with Rule 13d-3.
                                                                     Percent
          Person                 Number of Shares                    of Class
  -------------------       -------------------------               ---------
  Leslie H. Wexner              56,949,063 (1)(3)(4)(5)(6)(7)(8)(9)   17.6%

  Abigail S. Wexner             11,963,293 (2)(5)(8)                   3.7%

  Wexner Personal Holdings
   Corporation                   4,892,608 (3)                         1.5%

  The Concierge Trust              168,561 (4)                       < 0.1%

  Whitebarn GRAT                   126,501 (5)                       < 0.1%

  The Acorn Trust                2,202,953 (6)                         0.7%

  Cyprus Trust                   5,000,000 (7)                         1.6%

  Dogwood Trust                  5,000,000 (8)                         1.6%

  The Linden Trust               9,464,446 (9)                         2.9%


------------------------------
(1) Includes: 1,359,435 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of November 30, 2009) over which Mr. Wexner exercises dispositive but not voting control; and 1,667,798 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 6,836,792 shares (including 4,216 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 4,216 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 44,985,770 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 168,561 shares held by Leslie H. Wexner as the sole trustee of The Concierge Trust.

(5) Power to vote or direct the disposition of the 126,501 shares held by Whitebarn GRAT may be deemed to be shared by Leslie H. Wexner and its two trustees, Abigail S. Wexner and Dennis S. Hersch.

(6) Power to vote or direct the disposition of the 2,202,953 shares held by The Acorn Trust may be deemed to be shared by Leslie H. Wexner and Dennis
      S. Hersch, who is the sole trustee.

(7) Power to vote or direct the disposition of the 5,000,000 shares held by Cyprus Trust may be deemed to be shared by Leslie H. Wexner and Dennis S. Hersch, who is the sole trustee.

(8) Power to vote or direct the disposition of the 5,000,000 shares held by Dogwood Trust may be deemed to be shared by Leslie H. Wexner and its two trustees, Abigail S. Wexner and Dennis S. Hersch.

(9) Power to vote or direct the disposition of the 9,464,446 shares held by The Linden Trust may be deemed to be shared by Leslie H. Wexner and Dennis
      S. Hersch, who is the sole trustee.

            (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 37 and (ii) Item 5(a) hereof are incorporated herein by reference.

            (c) In addition to the transactions described in Item 6 of this Amendment No. 37 (which are hereby incorporated herein by reference), during the past 60 days the Purchasers effected the following transaction in the Common
Stock:

                       Date of       Amount of       Price per            Where and
 Person              Transaction     Securities        Share             How Effected
-----------------    -----------    ------------     ---------     ------------------------
Abigail S. Wexner    11/2/09        2,205 shares       $7.94       Abigail S. Wexner,
                                                                   for service as a
                                                                   director of the Company,
                                                                   received from the
                                                                   Company, fees in shares
                                                                   of Common Stock.

            (d), (e):  Not Applicable

            Furthermore, as of December 22, 2009, Dennis S. Hersch beneficially owned 24,004 shares of the Common Stock, which includes 23,465 shares that could be issuable within approximately 60 days upon conversion of outstanding stock units held by Mr. Hersh following his termination of service as a director of the Company. Mr. Hersch was credited under a Company plan with 3,779 stock units on November 2, 2009, for service as a director of the Company. Mr. Hersch's beneficial ownership represents less than 0.1% of the outstanding shares of Common Stock. Mr. Hersch has sole power to vote and dispose, or direct the vote and disposition, of such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ---------------------------------------------------------------------

            Item 6 is amended as follows:

            Item 2 of this Amendment No. 37 to Schedule 13D is incorporated herein by reference.

            On March 31, 2008, The Family Trust transferred 8,569,177 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

            On April 10, 2008, Leslie H. Wexner transferred 8,000,000 shares of Common Stock to The Acorn Trust without consideration in exchange.

            On December 20, 2008, The Concierge Trust transferred 871,862 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

            On February 12, 2009, Whitebarn GRAT transferred 7,873,499 shares of Common Stock in accordance with the trust to Abigail S. Wexner without consideration in exchange.

            On April 13, 2009, The Acorn Trust transferred 5,797,047 shares of Common Stock in accordance with the trust to Leslie H. Wexner without consideration in exchange.

            On April 15, 2009, Leslie H. Wexner transferred 5,000,000 shares of Common Stock to Cyprus Trust without consideration in exchange. Also, on April 15, 2009, Abigail S. Wexner transferred 5,000,000 shares of Common Stock to Dogwood Trust without consideration in exchange.

            On December 21, 2009, R.H.R.E.I. Trust transferred 5,571,601 shares of Common Stock, Trust Four Hundred (400) transferred 3,834,399 shares of Common Stock, Trust 600 transferred 3,300,568 shares of Common Stock, and Issue Trust transferred 72,649 shares of Common Stock, in each case, in accordance with the trusts, to The Linden Trust without consideration in exchange. Also on December 21, 2009, The Linden Trust transferred 3,314,771 shares of Common Stock to Abigail S. Wexner, in exchange for property of equivalent value based on $19.09 per share of Common Stock. These transfers were made to consolidate diverse holdings and for estate planning purposes.

            Leslie H. Wexner, Abigail S. Wexner and certain of the other Purchasers maintain margin securities accounts at brokerage firms, and the positions held in such margin accounts, which may from time to time include shares of Common Stock, are pledged as collateral security for the repayment of debit balances, if any, in the accounts.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

Exhibit 1         Joint Filing Agreement by and among Leslie H. Wexner, Abigail
                  S. Wexner, Wexner Personal Holdings Corporation, The Concierge Trust, Whitebarn GRAT, The Acorn Trust, Cyprus Trust, Dogwood Trust, and The Linden Trust, dated December 23, 2009.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2009


                                 /s/ Leslie H. Wexner
                                 ----------------------------------------------
                                 Leslie H. Wexner


                                 /s/ Abigail S. Wexner
                                 ----------------------------------------------
                                 Abigail S. Wexner


                                 WEXNER PERSONAL HOLDINGS CORPORATION

                                 By: /s/ Leslie H. Wexner
                                     ------------------------------------------
                                     Name: Leslie H. Wexner
                                     Title: President


                                 THE CONCIERGE TRUST

                                 By: /s/ Leslie H. Wexner
                                     ------------------------------------------
                                     Leslie H. Wexner, Trustee


                                 WHITEBARN GRAT

                                 By: /s/ Dennis S. Hersch
                                     ------------------------------------------
                                     Dennis S. Hersch, Trustee


                                 THE ACORN TRUST

                                 By: /s/ Dennis S. Hersch
                                     ------------------------------------------
                                     Dennis S. Hersch, Trustee


                                 CYPRUS TRUST

                                 By: /s/ Dennis S. Hersch
                                     ------------------------------------------
                                     Dennis S. Hersch, Trustee

                                 DOGWOOD TRUST

                                 By: /s/ Dennis S. Hersch
                                     ------------------------------------------
                                     Dennis S. Hersch, Trustee


                                 THE LINDEN TRUST

                                 By: /s/ Dennis S. Hersch
                                     ------------------------------------------
                                     Dennis S. Hersch, Trustee

                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.
      -----------

      Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, The Concierge Trust, Whitebarn GRAT, The Acorn Trust, Cyprus Trust, Dogwood Trust, and The Linden Trust, dated December 23, 2009